FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December 2009
21 December 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.  1      Press release of British Sky  Broadcasting  Group plc announcing Director/PDMR Shareholding released on  21 December 2009

British Sky Broadcasting Group plc
(the "Company")

The Company
announces
that
it
received notification
today,
in accordance with DTR 3.1.2R and paragraph 26 of the Model Code, from the following
Independent
Non-Executive Directors
of the Company,
that
they have
today
purchased ordinary shares in the
Company at a price of
560.5
 pence
 per share,
 pursuant to trading plans,
 as detailed below:

Name of Director	Number of shares purchased	Date of entry into trading plan	Total number of shares held in the Company following transaction
David Evans	151	10 August 2009	16,778*
Nicholas Ferguson	112	10 August 2009	10,576
Andrew Higginson	112	10 August 2009	2,806
Allan Leighton	455	12 August 2009	2,173
Jacques Nasser	153	10 August 2009	781
Dame Gail Rebuck	112	10 August 2009	620
Daniel Rimer	378	10 August 2009	1,948
Lord Wilson of Dinton	113	10 August 2009	1,072

* 16,000 ordinary shares held in the form of 4,000 American Depositary Shares ("ADSs"), one ADS is equivalent to four ordinary shares.

Enquiries:
Alex Jones
Assistant
 Com
pany Secretary
Telephone: +44 (0)
870 240 3000

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 21 December 2009                                                                                                       By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary